Exhibit 99.1

Cheche Group Inc. and Prime Impact Complete Business Combination

•	Cheche’s Class A ordinary shares and warrants to begin trading on the Nasdaq on September 18, 2023, under ticker symbols “CCG” and “CCGWW,” respectively.

•	Common stock financings and trust account balance expected to generate approximately $22.1 million in proceeds for Cheche

BEIJING and SAN JOSE, Calif., Sept. 18, 2023 /PRNewswire/ — Cheche Group Inc. (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced the completion of a previously announced business combination (the “Business Combination”) with Prime Impact Acquisition I (“Prime Impact”) on September 14, 2023. The listed company following the Business Combination is Cheche Group Inc., and its Class A ordinary shares and warrants will commence trading on the Nasdaq Stock Market (“Nasdaq”) under the ticker symbols “CCG” and “CCGWW,” respectively, on September 18, 2023.

The announcement of the completion of the Business Combination comes after Prime Impact’s shareholders voted to approve the transaction on September 12, 2023 and all remaining closing conditions were met. Complete official results of the vote are included in a current report on Form 8-K filed by Prime Impact on September 13, 2013, with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

Lei Zhang, Founder, CEO and Chairman of Cheche, said, “I’m incredibly proud of what our remarkable team at Cheche has built over the last nine years. Successfully listing on the Nasdaq is an important milestone as we execute our growth strategy, and I look forward to our enhanced trajectory. As the leading technology platform for auto insurance in the world’s largest auto market, Cheche is uniquely positioned to drive digital transformation and innovation in the global industry.”

“We are pleased to announce the completion of our Business Combination with Cheche and are very excited about the Company’s future as an innovative technology leader,” said Mark Long, Co-Founder, Co-CEO, and CFO of Prime Impact. “We are very impressed with Lei’s strategy of leveraging Cheche’s extensive insurance transaction platform to provide scalable SaaS and AI-enabled analytic solutions to key stakeholders in the insurance ecosystem, including leading insurers, new energy vehicle (“NEV”) manufacturers and intermediaries. As a public company with a strong financial model and additional capital from the Business Combination, Cheche is well-positioned to execute on its growth plans and create significant value for all stakeholders.”

Cheche and Prime Impact entered into various agreements with global institutional investors (the “Investors”) where the Investors contractually agreed to purchase an aggregate of 1,800,00 Class A ordinary shares of Cheche at a purchase price of $10.00 per share for aggregate proceeds of approximately $18.0 million (the “PIPE Financings”) in connection with the Business Combination. In addition, Prime Impact Cayman, LLC (the “Sponsor”) subscripted for 634,228 Class A ordinary shares of Cheche at $10.00 per share in settlement of the Sponsor’s obligations with respect to the payment of certain Prime Impact transaction expenses in connection with the Business Combination. Following the payment of redemptions, the trust account will have a balance of approximately $4.1 million, which, together with the proceeds raised from the PIPE Financings, will be used to fund Cheche’s operations. Additional information about the PIPE Financings is available in Prime Impact’s Current Reports on Form 8-K, filed with the SEC on September 11, 2023 and September 13, 2023 and future SEC filings to be made by Cheche.

Mr. Zhang added, “We are excited to have such meaningful support from Prime Impact and other institutional investors. The resources from the PIPE Financings and trust account balance will enable us to continue investing in our technology platform, our strategic partnerships with leading NEV manufacturers and our growth plans across key segments of the global insurance market.”

More information about the transaction is available in the Company’s registration statement on Form F-4, as amended and supplemented, which includes Prime Impact’s proxy statement and the Company’s prospectus in relation to the business combination, which was declared effective by the SEC on August 30, 2023.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 110 branches licensed to distribute insurance policies across 24 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

About Prime Impact

Prime Impact is a Cayman Islands-exempted company formed on July 21, 2020, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination involving Prime Impact and one or more businesses. Prime Impact is focused on partnering with experienced management teams building innovative, data-centric technology or technology-related companies in key Asian markets with a focus on the Greater China market. Prime Impact is led by Co-Founder, Co-CEO and CFO Mark Long and Co-Founder and Co-CEO Michael Cordano. Learn more at https://ir.primeimpactcapital.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the successful closing of the PIPE Financings, Cheche’s ability to scale and grow its business, Cheche’s advantages and expected growth, Cheche’s ability to source and retain talent, and Cheche’s cash position following closing of the Business Combination, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Cheche’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause Cheche’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185

Prime Impact:

Mark Long

investorinfo@primeimpactcapital.com

(650) 825-6965